Investor Day 2011

December 6, 2011

VEOLIA ENVIRONNEMENT

Forward-looking statements

This document contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities regulations to which Veolia Environnement is subject.

The purpose of this document is to describe the strategy that Veolia Environnement intends to pursue in the coming years, and some of the financial objectives and targets that result from this strategy. As a result, substantially all of the information in this document includes "forward-looking statements," and readers are cautioned to keep this in mind as they review this document.

Readers should also be aware that certain figures in this document are estimates or objectives for future years. Whenever the letter "e" is marked after a year, it is an indication that the related numbers are estimates or objectives. However, other numbers in this document may also be estimates, objectives or forward-looking statements, which may be identified by words such as "believe," "expect," "anticipate," "target" or similar expressions. Even where we indicate that a figure for a future year is a "minimum" amount, this means that we are hoping to achieve a better result, but it is not a guarantee that we will actually achieve the minimum.

The estimates and objectives in this document are based on current assumptions regarding future market conditions, as well as targets set by management. While Veolia Environnement believes that these assumptions and objectives are reasonable, we cannot guarantee the future performance of the group and we may not achieve the results indicated. In particular, we might not realize the objectives in this document for reasons such as the following:

- We might not be able to realize all of the divestments that we are hoping to make. If we do, the proceeds may be lower than we currently expect.
- We might not be able to achieve the cost adjustment targets described in this document. This would be the case, for example, if the synergies from our new organizational structure turn out to be lower than we expect, or if we are not able to implement some or all of these organizational changes.
- Market conditions may vary, in some cases significantly, compared to the assumed conditions that we used for purposes of determining our objectives and targets.

In addition to these risks, we urge investors to take note of the risks described in the documents we have previously filed with the U.S. Securities and Exchange Commission, particularly those discussed in the Risk Factors section of our annual report on Form 20-F filed with the SEC on April 19, 2011.

Veolia Environnement's outlook and strategy may change at any time in response to the risks mentioned above or other risks that are currently unknown to us. We are not obligated to and do not undertake to provide updates to or revisions of any forward-looking statements made in this document or in any Veolia Environnement public filing, whether as a result of new information, future events, or otherwise.

Summary

1. Introduction
2. Transformation of Veolia: initial results
3. Financial perspectives
4. Divisional update
5. Conclusion

1

Introduction

- Antoine Frérot

The world is changing significantly...

- Lower GDP growth and decreased public spending in mature markets
  - → *Increased pressure on margins*
  - → *Requires increased cost control*

- Pressure on credit markets and trends towards deleveraging
  - → *Increasingly important financial discipline and solid capital structure*

- Structurally increasing demand for environmental services in fast growing economies
  - → *Growth opportunities*
  - → *Requires selective development strategy*

… presenting new challenges…

Specific operational difficulties, which are in the process of resolution…

- North Africa: terminated contracts
  (Rabat bus and Alexandria Environmental Services)
- Marine Services (Environmental Services - USA): divestment signed
- Southern Europe
  - Restructuring of Energy Services activities in Spain and Italy
  - Calabria incinerators (Environmental Services): ongoing financial restructuring
  - Exit process of some assets initiated

…Some mature activities under pressure

- Transport
  - Increasing capex demands
- Water in France
  - Tariff reductions at contract renewals
- Environmental Services
  - Exposure to economic downturn

... calling for strong actions

...Build on strong fundamentals...

- Strong underlying market drivers
- Leading market positions
- Wide portfolio of long term contracts
- Established growth platforms in emerging markets

...to adapt Veolia to a new environment

→ *Increase our exposure to fast growing markets*

→ *Focus on our competitive advantages*

→ *Increase synergies*

→ *Strengthen our leading market positions*

Transforming Veolia

1. Refocus and deleverage the group

2. Streamline our organization

3. Reduce our costs

Improve financial flexibility

Focus the company on our value-added solutions

Capture highly profitable organic growth opportunities

1. Further refocus and deleverage the company

- Transport business
  - Limited synergies with the rest of the group
  - Increasing capital intensity
- UK regulated water activities
  - Limited growth outlook
  - High capital intensity
  - Better fit for financial investors
- US solid waste activities
  - Insufficient critical mass
- Refocus our geographic footprint

€5bn divestment program over 2012-2013

2. Streamline our organization

- Implement the same organizational structure for all the Company's activities:
  - Redefine responsibilities at each level
  - Reinforce control by functional teams
  - Process standardization

- Mutualization of:
  - Support functions at geographical level
  - IT infrastructure and purchasing
  - Marketing resources in order to design, standardize and market transversal offers and solutions to both public and industrial clients

Transform our organizational structure through our Convergence Plan

3. Reduce costs

1. Efficiency Plan

- Increase operational performance
- Efficiency gains generated after implementation costs:
  - 2012: €225m (new Veolia perimeter)
  - From 2013: €270m per year (new Veolia perimeter)

2. Convergence Plan – Phase 1

- Immediate cost cutting, mainly SG&A
- One-off implementation cost: €80m in 2012
- Net impact on Operating Income (new Veolia perimeter):
  - 2012: €20m
  - From 2013: €170m per year



In €m
100
-80
170
170
170
2012e
2013e
2014e
2015e

3. Convergence Plan – Phase 2

- Transform our organization
- Total implementation costs 2012-2015: €270m
- Net impact on Operating Income in 2015 = €250m



In €m
-40
50
-100
150
-100
280
-30
2012e
2013e
2014e
2015e

Minimum total net impact on Operating Income:
- €20m in 2012, €120m in 2013, €220m in 2014 and €420m in 2015

Improve our financial flexibility

Net Financial Debt


€16.5bn
€15.1bn
€15.2bn
€15.0bn
< €12.0bn(1)
Dec-08
Dec-09
Dec-10
Sep-11
Dec-13 e

- Reduce Net Financial Debt below €12.0bn[1] by December 2013
- Deleverage[2] to 3.0x[3] by 2014

(1) Before closing FX rate effects
(2) Net financial debt / (Cash flow from operations + principal repayments on operating financial assets).
(3) ±5%

Focus the group on our value-added solutions

- Treat the most difficult pollutants
  - Hazardous waste, sludge from sewage treatment plants, CO_2 emissions



- Propose solutions to growing scarcities
  - Raw materials, water, fossil energies, CO_2 quotas



- Efficiently manage large public services
  - High quality service levels, 24/7, provided at optimal cost
- Provide leading-edge solutions to the most complex issues
  - For public services
  - For industrial processes



- Sustainably contribute to respond to the local challenges

Capture profitable organic growth opportunities

- Focus growth capex on most attractive business / geographical mix:

Business		Geographical
• Global water services • Non-hazardous waste treatment and recycling • Hazardous waste treatment • Local energy production and optimization • High value-added utilities supply & management for industrial customers	&	• Central and Eastern Europe, China • Serve our large industrial customers in their countries of operations (Emerging countries, Australia) • UK (Waste PFI) • France • USA (Energy services)

- Strict investment criteria

- Complying with the targets of the company's transformation

A strict and disciplined development policy

Capture profitable organic growth opportunities

- Water China
  - Continued organic growth
  - Strong improvement of ROCE



Water China(1)
2010-2017e revenue CAGR >12%
0.6
2%
2010
2014e
2017e

- Waste UK
  - Remaining opportunities in PFIs, where Veolia is the market leader
  - High ROCE of PFIs



Waste UK
2010-2017e revenue CAGR > 7%
1.5
14%
2010
2014e
2017e

- Energy Central and Eastern Europe
  - A successful growth platform
  - Expected new privatizations



Energy Central & Eastern Europe(2)
2010-2017e revenue CAGR > 10%
1.4
17%
2010
2014e
2017e
Revenue (€bn)
Pre-tax ROCE (%)

(1) Excluding VWS, SADE and Asia-Pacific structure
(2) Includes Bulgaria, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovakia, Czech Republic, Turkey, Russia

Contemplated reinforcement of Veolia / EDF partnership in Energy Services

- Simplify and reinforce governance
  - Shared 50/50 ownership
  - Simplified holding structure
  - Veolia governs operational and financial policies

- Full benefits from synergies with EDF
  - Commercial development
    - → *Buildings energy efficiency (including energy savings certificates)*
    - → *Industry energy efficiency (strategic accounts)*
    - → *Optimization of energy demand in industrial and service-sector companies (curtailed energy)*
  - Operational and technical synergies
    - → *R&D projects and feedback from smart grids*
    - → *Energy purchases and CO_2*

The new Veolia

- Refocused on 3 divisions
  - Unequalled expertise
  - Relevant synergies in our markets
- A more reactive & efficient organization
  - Integrated procedures and economies of scale
  - Streamlined cost structure
- Improved financial flexibility
  - Reduced leverage
  - Cash generative to fund expansion
- Positioned to capture growth
  - More balanced between mature and growing markets
  - Disciplined development

Revenue breakdown by division(1)



2011e (current perimeter)
2014e (new Veolia)
Transport 10%
Water 38%
Energy Services 23%
Environmental Services 29%
Energy Services 22%
Water 47%
Environmental Services 31%

Revenue breakdown by country(2)



2011e (current perimeter)
2014e (new Veolia)
Asia – Pacific (excl. China) 6%
North America 8%
China 4%
Central Europe 10%
RoW 15%
UK 8%
Germany 10%
France 39%
Asia – Pacific (excl. China) 7%
North America 6%
China 6%
Central Europe 13%
RoW 7%
UK 10%
Germany 12%
France 39%

20% of revenue in Central Europe & Emerging Markets

26% of revenue in Central Europe & Emerging Markets

(1) Does not include Corporate and Holding
(2) Does not include SADE, VWS, Corporate and Holding

Guidance and targets

2012-2013 Transition period	• Divestments of €5bn
	• Reduce net financial debt below €12bn[1]
	• Cost reduction in 2013: gross impact of €220m and net[2] impact of €120m on Operating Income
	• Commitment on dividend policy
	  · €0.70[3] per share in 2012
	  · €0.70[3] per share in 2013

2014 and beyond (mid-cycle) New Veolia	• Organic revenue growth > +3% CAGR • Adjusted Operating Cash Flow > +5% CAGR • Leverage[4] of 3.0x[5] • Mid-term: historical payout ratio[3] • Cost reduction in 2015: gross impact of €450m and net[2] impact of €420m on Operating Income

(1) Before exchange rates impact
(2) Net of implementation costs
(3) Subject to approval of Veolia's Board of Directors and shareholders
(4) Net financial debt / (Cash flow from operations + principal repayments on operating financial assets)
(5) ±5%

2

Transformation of Veolia: initial results

- **Update on Convergence Plan – Denis Gasquet**
- Asset divestments – Hubert Sueur

We need to adjust our organizational structure to our new challenges

An organization historically based on a growth model...	... with new challenges to face	
Multi-local organization	Deteriorated global economic situation	
Closest to the client	Pressure on margins	**Move towards further global integration**
Decentralized processes and management	Change in geographic mix	
	Demand for innovative and global solutions	

We have already demonstrated our ability to adjust costs through our Efficiency Plan

- Increasing operational performance by reducing costs of sales
  - Targets always outperformed
  - Additional adaptation plan of the waste division related to 2008 crisis
- But majority of gains have been transferred to our clients

- An improved performance plan to increase our productivity

- Increased objectives from 2013
- Ability to increase net impact on Operating Income
- Operational Performance function
  - Dedicated teams
  - Harmonized operational KPIs
  - Quarterly performance monitoring
  - Operational Performance Audit

Efficiency gains generated after implementation costs

In €m



250
225
300
270
300
270
300
270
2012e
2013e
2014e
2015e
Current perimeter
New Veolia perimeter

Efficiency Plan: improve productivity
2012 Objectives

€225m productivity gains in 2012 (new Veolia perimeter)
Net of implementation costs



31%
40%
29%
Water
Environmental Services
Energy



7%
25%
19%
15%
26%
8%
Purchasing
Contract restructuring
Other revenue optimisation
Technical optimisation
Workforce productivity
Others

Convergence: the company transformation plan

- Define a common operating and governance framework
- Standardize our processes
- Reinforce accountability
- Reduce the number of management layers
- Enhance consistency between our organizational systems
- Mutualize back-office functions

- Improve commercial, innovative and operational efficiency
- Simplify our organization
- Increase size effects
- Significantly decrease our costs

Convergence: significant cost reductions

A two phase plan

1. Phase 1: immediate cost cutting, mainly SG&A

- One-off implementation cost: €80m in 2012
- Net impact on Operating Income (new Veolia perimeter):
  - 2012: €20m
  - From 2013: €170m per year


In €m
100
-80
170
170
170
2012e
2013e
2014e
2015e

2. Phase 2: transform our organization

- Total implementation costs 2012-2015: €270m
- Net impact on Operating Income (new Veolia perimeter):
  - In 2015 = €250m


In €m
-40
50
-100
150
-100
280
-30
2012e
2013e
2014e
2015e

Net Impact on Operating Income


In €m
-20
120
220
420
2012e
2013e
2014e
2015e

Convergence – Phase 1

- Immediate ambitious cost cutting, mainly SG&A
- One-off implementation cost: €80m in 2012
- Net impact on Operating Income (new Veolia perimeter):
  - 2012: €20m
  - From 2013: €170m per year
- Dedicated operational team for implementation and monitoring

2013e net savings breakdown by division


18%
35%
18%
29%
Water
Environmental Services
Energy
Holding

Convergence – Phase 2

Minimum net impact on Operating Income: €250m in 2015
Total implementation costs 2012-2015: €270m

Simplification

- Reducing the number of management layers
  - Eliminate geographic zone structures of the divisions
  - Additional structural simplification of the divisions (Water France: adaptation plan)
- Reorganizing functions
  - Process management
  - Reducing overlaps

Aggregation

- Mutualization of back-office functions at country level
- Worldwide mutualization of IT infrastructure
  - NewIT: worldwide mutualization and standardization
  - VETECH: Centralized shared service center
- Organization by country of the purchasing function

Convergence – Phase 2

Illustration: Reduction of management layers



Now
Convergence
VEOLIA ENVIRONNEMENT
Div
Zones
Business Units
Business Units
Business Units
VEOLIA ENVIRONNEMENT
Div
Business Units

Eliminate geographic zone structures of the divisions
Fewer management layers: more reactivity, less SG&A costs
Total savings: €25m per year

Convergence – Phase 2

Illustration: Shared services

- New organizational structure at relevant geographical level and mutualization of back-office functions


Delegate per geography
Shared services
Integrated industrial marketing
Finance, IT, Purchasing, Legal, Risk Management, Human Resources, Communication
Water Manager
Waste Manager
Energy Manager
Business Units
Business Units
Business Units

Total worldwide savings: €80m per year (New Veolia perimeter)
Full impact from 2015

Convergence – Phase 2
Illustration: NewIT

- Worldwide convergence of IT infrastructure
- Priority perimeter: France, Germany, UK and USA
- Centralized shared service center: VE TECH
- Expected significant savings with technology standardization and improved governance

Total savings: €60m per year (New Veolia perimeter)
Full impact from 2015

Convergence – Phase 2
Illustration: purchasing centralization

- Currently, 75% of group purchases are transversal in nature but we have not taken the full benefit
- Organize the purchasing function according to two criteria:
  - Division: categories specific to one (and only one) division
  - Geography (country & region): transversal categories (more than one division)
- Organize the purchasing function by country for all transversal categories:
  - Reduce SG&A costs with the mutualization of the purchasing function
  - Improve purchasing terms with volume aggregation (efficiency plan)
- Centrally managed spend to increase from €3.2bn to €5.8bn


€25m
€60m
€105m
€105m
2012e
2013e
2014e
2015e
Reduction of SG&A costs

Conclusion: a strong commitment to reducing costs

- Simplification: a streamlined organization for a more integrated and more disciplined group
- Aggregation: mutualization of back-office functions to significantly decrease our costs
- Minimum net impact on Operating Income (new Veolia perimeter):
  - 2013: €120m
  - 2015: €420m
- Increased control: permanent monitoring of cost reduction programs
- Quarterly update on the Convergence Phase 1 progress
- Update on Convergence Phase 2 for 2012 half-year results

2

Transformation of Veolia: initial results

- Update on Convergence Plan – Denis Gasquet
- **Asset divestments – Hubert Sueur**

We have exceeded our previous divestment objectives

- Initially announced divestment plan for 2009-2011 of €3bn, already achieved in H1 2011



Target revision
in March 2011
Realized
H1 2011
300
1,000
1,291
1,000
1,241
1,000
1,048
2009
2010
2011e
Announced divestments - €m
Completed divestments - €m

Based on a rigorous and thorough portfolio review...

- Cumulated divestments of €3.6bn from January 2009 to June 2011:
  - Totaling 19% of 2008 average capital employed
  - Sale of subsidiaries accounted for 77% of the total
- Divestment programme derived from an in-depth review of our asset portfolio:
  - Across all divisions
  - Numerous small assets
  - 31 sales of subsidiaries with an enterprise value greater than €10m and an average enterprise value of €91m

2009-11 divestments breakdown by divisions



Others(1)
1%
Water
27%
Waste
26%
Energy Services
17%
Transport
29%

Total divestments: €3.6bn

2009-11 financial divestments(2) breakdown by size



<€10m
7%
>€10m - <€50m: *16 deals*
12%
15 deals: >€50m
81%

Total financial divestments(2): €3.0bn

(1) Proactiva and holding
(2) Sale of subsidiaries and capital increases reserved for minority shareholders

… in line with Veolia's geographic and strategic priorities

Veolia main divestment criteria

- Mature activities/markets with limited growth potential
  - Sale of Waste to Energy activities in the US to Covanta for $450m (2009)
- Lack of technical differentiation potentials
  - Sale of Dalkia FM in the UK to Mitie for £120m (2009)
- No potential for reaching a leading market position
- Limited synergies with the Company's core businesses

2009-11 divestments mainly from mature markets


Others
10%
North America
11%
France
34%
Europe
45%

Total divestments above €10m: €2.8bn

Relatively high valuation multiples achieved

- In the context of the post-Lehman financial environment

Utilities EV/EBITDA multiple evolution (since Jan 2009)[1]



(x)
7.5
7
6.5
6
5.5
5
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Average since Jan 09: 6.5x
Last 12-month average: 6.3x

- Multiples achieved by geography and division since 2009[2]



By Geography
9.1x
8.6x
8.9x
10.4x
Average
France
Europe
RoW



By Division
9.1x
9.6x
8.4x
8.3x
9.7x
Average
Water
Environmental Services
Energy Services
Transport

- A mix of trade and financial buyers
- The overall adjusted operating cash flow margin of the companies divested was lower than that of the Group

(1) Source: Datastream based on latest reported figures.Utilities sample includes Suez Environnement, EDF, GDF, Enel and RWE
(2) On transactions above €50m since Jan-09 (15 divestments representing €2.5bn in total value), Adjusted Operating Cash Flow multiple N-1

These divestments have created value

Use of proceeds

Reinvestment in strategic opportunities	Deleveraging of the group

- Strategic criteria:
  - Growth potential
  - Leading market position
  - Synergies with the rest of the group
  - High value-added solutions
  - Barriers to entry
  - Competitive advantages
- And strict financial criteria:
  - IRR > WACC + 3%
  - Year 3 ROCE > WACC
  - Average pay back < 7 years
- Examples: United Utilities non regulated assets and Warsaw district heating network



9.1x(1)
3.7x
Average Adj. Operating cash flow multiple
H1 2011 Leverage ratio(2)

Re-rating

- Achieve higher valuation multiples than Veolia's trading multiples and brokers' SOTP

(1) On transactions above €50m since Jan-09 (15 divestments representing €2.5bn in total value), adj. operating cash flow multiple N-1
(2) Net Financial Debt / (Cash flow from operations + principal repayments of Operating Financial Assets)

Focus on recent transactions

- Proxiserve
  - A challenging timing: switch to a more capital-intensive business model
  - Scope widened
  - 3 processes
- Marine Services
  - A difficult asset at a bad time (Gulf of Mexico crisis)
  - An expedited process
- Other H2 2011 transactions
  - VES Belgium

The 2011 €1.3bn divestment target will be exceeded

Our experience makes us confident that we will achieve the new divestment plan with good conditions

Asset to be divested	2010 revenue	2010 capital employed
Transport	€5,765m[(1)]	€1,633m[(1)]
UK regulated water activities	€317m	€985m
US solid waste	€614m	€978m
Refocus our geographic footprint		

€5bn divestment program over 2012-2013

(1) Historical Veolia Transport 100%

3

Financial Perspectives

- Pierre-François Riolacci

What happened in 2011? Medium term impact

Initial target (March 2010)


10%
9%
8%
7%
6%
5%
4%
7.6%
9.0%
10.0%
After-tax ROCE
Recent acquisitions[1]
Slow-return assets[2]
Productivity, Asset Optimization, Profitable growth
Normalized tax
3-5 years
Business environment
3-5 years

Position to date (December 2011)


10%
9%
8%
7%
6%
5%
4%
Acquisition turnaround ahead of schedule
Slow return assets ramping up on time
Growing pressure on margins
Operational difficulties
Recent acquisitions[1]
Slow-return assets[2]
Others
→ Transformation Plan
→ Refocusing Strategy

Note: based on current perimeter
(1) VES Italy & Germany
(2) Water China and TNAI

What happened in 2011?
2010-2011e Adjusted Operating Income evolution

In €m



~ (240) operational difficulties
2,100
2,000
1,900
1,800
1,700
1,600
1,500
2,056
(146)
1,910
+6%
+8%
+4%
2,025
~ (20)
~ (60)
~ (90)
~ (90)
~ (70)
~ (30)
2010 Published Adj. Operating Income
VT
2010 Published Adj. Operating Income (excl. VTD)
2011 Initial guidance +4% / +8%
FX + perim
Marine Services
Southern Europe
Africa and Middle-East assets
Contractual erosion + Water Volumes
Others
2011e (excluding VTD)

Action Plans have been implemented to address difficulties experienced in 2011

- Operational difficulties in Marine Services (USA)
  - Divestment signed
- Localized difficulties in Africa and Middle East
  - Termination of Rabat contract (Oct-2011)
  - Termination of Alexandria contract (no more employees, no capital employed)
- Southern Europe
  - Restructuring of Energy Services activities in Spain and Italy
  - Calabria incinerators (Environmental Services): ongoing financial restructuring
  - Exit process of some assets initiated
- Tariffs and volumes in France
  - Water France adaptation plan
- Anticipated restructuring costs of over €50m in 2011 and over €120m in 2012
- Divestment of diverse small businesses
- ~15 countries impacted by identified refocusing (€1.3bn in revenue with a c. -0.9% adjusted operating cash flow margin and €0.7bn of capital employed in 2011e)

We have generated strong free cash flow since 2009

- Since the beginning of 2009, we have generated €2.7bn of free cash flow[1] after net capex of €4.4bn
  - €1.5bn used to reduce net financial debt
  - €0.9bn returned to parent company shareholders through cash dividend payments

Net financial debt evolution since end of 2008 (€bn)



-€1.5bn
16.5
15.0
2008
30-Sep-11

(1) Before forex

We have reduced our net financial debt since 2009 and benefited from attractive cost of borrowing

- **Gross financial debt (as of 30 September 2011)**: €20.5bn
  - Gross cost of funds steady over the last 2 years, close to 4%
- **Cash & cash equivalents (as of 30 September 2011)** of €5.5bn
  - Average interest of 1.43%
- **Steady credit rating since 2005: Moody's (P-2/A3), S&P (A-2/BBB+)**

Net financial debt (1) & cost of gross debt evolution



(€1.5bn)
Net financial debt (€bn)
17.0
16.0
15.0
14.0
13.0
12.0
11.0
10.0
Cost of gross debt (%)
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
-
16.5
16.8
16.8
15.9
15.1
15.4
16.0
15.8
15.2
14.5
14.8
15.0
5.45%
3.94%
4.11%
4.13%
4.07%
4.08%
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Net Financial Debt
Cost of gross debt

(1) Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items excluding fair value adjustments to derivatives hedging debt), net of cash and cash equivalents

We have a strong liquidity position...

- Group liquidity: €9.7bn, of which €4.2bn in undrawn committed credit lines (without financial covenants)
- Net group liquidity: €5.7bn
- Low risk cash investment policy

Liquidity position

€bn	September 30, 2011
Undrawn syndicated credit facility	2.7
Other undrawn credit lines	1.5
Cash & Cash equivalents	5.5
Total liquid assets	**9.7**
Current debts and overdrafts	4.0
Total net liquid assets	**5.7**

... an active management of the bond maturity profile...

- In Q4 2011, Veolia partially bought back bonds maturing in 2013:
  - $200m of the USD series with a maturity in June 2013
  - €30m of the EUR series with a maturity in May 2013

- These operations:
  - Allow optimization of debt structure
  - Are a continuation of the Liability Management operation conducted during 2010, reducing the 2012 and 2013 maturities by €1bn
  - Reduce the cost of carry of Veolia's cash & cash equivalents position which amounted to €5.5bn as of 30-Sep-2011



€m
Buyback / Tender
1600
1400
1200
1000
800
600
400
200
0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038
Bond Price <= 100
100 < Bond Price <= 103
Bond Price > 103

Source: Bloomberg, as of December 2, 2011

... and no significant upcoming maturities

- Less than €700m bond repayment in 2012
- Average net debt maturity of 8.9 years as of 30-Sep-2011
- Renewed syndicated loans in April 2011: 5-year €2.5bn multi-currency & a 3-year €0.5bn facility obtained at pre-crisis market conditions

Bond repayment schedule (€m)



EUR: €10.4bn
USD: €1.6bn
GBP: €0.8bn
Total: €12.8bn
1600
1400
1200
1000
800
600
400
200
0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038
EURO
USD
GBP

Note: nominal bond values converted at close September 30, 2011

Veolia is adapting its financial profile...

- ...to a tougher environment
  - Financial crisis and trends towards deleveraging
  - Lower GDP growth forecasts
  - High volatility in energy and raw material prices

- ...to a changing business mix
  - Increased pressure on margins in mature markets
  - Need for targeted investments in fast growing economies

Proceeds from strategic divestments will primarily be allocated to debt reduction

Financial consequences of our strategic refocus and restructuring

- A €5bn divestment program over 2012-2013
  - UK regulated water, US solid waste, and Transport
  - Refocus our geographic footprint and business: exit ~ 15 countries to cap presence to 40 countries with capital employed

- Streamlined organization and reduced costs
  - Impact of cost reduction plans on Operating Income, net of implementation costs:

  → *€120m in 2013*

  → *€420m in 2015*

- Improved financial flexibility
  - Optimized capital structure with net financial debt reduced to below €12bn by 2013[1]
  - Targeted leverage ratio[2] of c. 3.0x[3] by 2014

(1) Before closing FX rate effects
(2) Net financial debt / (Cash flow from operations + principal repayments on operating financial assets).
(3) ±5%

New financial profile



2010 Published
Impact of 2011, 2012 and 2013 divestments
2010 New Veolia
Revenue (€bn)
34.8
(9.8)
25.0
Adjusted Operating Cash Flow (€bn)
% margin:
10.5%
11.0%
3.7
(1.0)
2.7
Adjusted Operating Income (€bn)
% margin:
5.9%
6.3%
2.1
(0.5)
1.6
Gross Capital Expenditure(1) (€bn)
3.3
(0.8)
2.5
Capital Employed(2) (€bn)
19.1
(5.7)
13.4
Pre-tax ROCE (%)
9.1%
0.5%
9.6%

(1) Including new Operating Financial Assets
(2) End of period figures

Proportionately consolidated companies

Main proportionately consolidated companies in 2010

- BWB (Berlin contract)
- Dalkia International
- Proactiva Group
- Shenzhen and Tianjin contracts
- North Africa and Middle East Water JV (Azalyia)

Proportionately consolidated companies contribution

€bn (unless otherwise stated)	2010 New Veolia
Revenue	5.8
Adjusted Operating Cash Flow	0.9
Operating Income	0.7
Capex	0.8
Capital Employed	5.0
Net Financial Debt	4.3
Pre-tax ROCE (%)	9.1

Our transformation will contribute to an improved capital structure

Net Financial Debt Evolution



€16.5bn
€15.1bn
€15.2bn
€15.0bn
Dec-08
Dec-09
Dec-10
Sep-11
<€12.0bn(1)
Dec-13e

Divestments
+
Capital discipline

Leverage Ratio Evolution[2]



4.0x
3.8x
3.7x
c.4.0x
Dec-08
Dec-09
Dec-10
Dec-11e
c.3.0x (3)
2014e

Debt reduction
+
Cost cutting

(1) Before closing FX rate effects
(2) Net financial debt / (Cash flow from operations + principal repayments on operating financial assets)
(3) ±5%

New financial profile by division

Revenue

2010 Published


Transport 17%
Water 35%
Energy Services 21%
Environmental Services 27%

€34.8bn

2010 New Veolia


Energy Services 23%
Water 46%
Environmental Services 31%

€25.0bn

Adjusted Operating Cash Flow

2010 Published


Transport 9%
Energy Services 18%
Water 39%
Environmental Services 34%

€3.7bn

2010 New Veolia


Energy Services 19%
Water 46%
Environmental Services 35%

€2.7bn

Adjusted Operating Income

2010 Published


Transport 7%
Energy Services 20%
Water 46%
Environmental Services 27%

€2.1bn

2010 New Veolia


Energy Services 20%
Water 52%
Environmental Services 28%

€1.6bn

Gross Capital Expenditure[(1)]

2010 Published


Transport 12%
Energy Services 22%
Water 41%
Environmental Services 25%

€3.3bn

2010 New Veolia


Energy Services 25%
Water 50%
Environmental Services 25%

€2.5bn

Capital Employed[(2)]

2010 Published


Transport 9%
Energy Services 23%
Water 36%
Environmental Services 32%

€19.1bn

2010 New Veolia


Energy Services 25%
Water 41%
Environmental Services 34%

€13.4bn

Pre-tax ROCE (%)

	2010 Published	2010 New Veolia
Water	11.5%	12.7%
Environmental Services	9.1%	10.1%
Energy Services	10.5%	10.9%
Transport	8.7%	n.a.
Total Veolia	9.1%	9.6%

(1) Including new Operating Financial Assets.

(2) End of period figures

New Veolia: a refocused company with increased exposure to growing markets...



2011e revenue breakdown
(current perimeter)
20%
Asia-Pacific (excl. China)
6%
China
4%
North America
8%
Central Europe
10%
RoW
15%
France
39%
UK
8%
Germany
10%
2014e revenue breakdown
(New Veolia)
26%
Asia-Pacific (excl. China)
7%
North America
6%
China
6%
Central Europe
13%
France
39%
RoW
7%
UK
10%
Germany
12%
% of revenue in Central Europe and Emerging Markets

… enabling Veolia to capture structural volume growth and added value with limited volatility

Volume lever

Definition

- Exposure of revenue and margin to variations in volumes
- Measured as a percentage of fixed revenue

Examples

- Higher exposure:
  - Industrial customers
  - China water
  - Water and Energy in Central Europe



Revenue 2011e
43%
57%
Revenue 2014e
38%
62%

Added value lever

Definition

- Function of various parameters:
  - Tariff revision clauses
  - Contract length
  - Contract indexation

Examples

- Higher exposure:
  - Energy Services
  - Industrial customers



Revenue 2011e
47%
53%
Revenue 2014e
44%
56%
Higher leverage
Limited leverage

Example of water activity in China

In €m



Revenue
Adjusted Operating Cash Flow
1,200
1,000
800
600
400
200
0
300
250
200
150
100
50
0
2008
2009
2010
2011e
2014e
Revenue
Adjusted Operating Cash Flow

Note: Excluding VWS, SADE and Asia Pacific structure

New Veolia: a changing mix in contract portfolio

	Types of contracts	Typical length	Evolution
Heavy Capex	Build Operate Transfer	10-25 yrs	↘
	Concession	10-30 yrs	↗
Light Capex	Operations & Maintenance	3-15 yrs	↗
	Design Build Operate (DBO)	2-15 yrs	↗
No Capex	Works	< 1 year	→
	Design and Build	< 3 years	→
	Service contracts	~ 5 years	↗

Use capital to capture maturity, as well as volume and added value leverage

Capital discipline

Transformation pillars	Financial criteria
→ Further growth potential → Competitive advantages → Synergies with the rest of the group → Barriers to entry → Leading market position	→ IRR > WACC + 3% → Year 3 ROCE > WACC → Average Pay back < 7 years

- All investments above €10m to be approved by Veolia's investment committee, depending on strict return criteria
- Carefully selected capex program in geographies/areas with high potential

Significant cash flow generation for growth and attractive returns for our shareholders

€bn	Proforma[1] 2010	New Veolia Normative[3] ~ 2015e
Operating Cash Flow + Repayment of OFA	**3.2**	**4.0**
Capex	(2.5)	(2.5)
Cost of debt & taxes & others	(1.0)	(1.0)
Subtotal	**(0.3)**	**0.5**
Divestments	1.1	0.4
Cash flow available for debt reduction & shareholder returns[2]	**0.8**	**0.9**

(1) Impact of 2011, 2012 and 2013 divestments
(2) Before forex
(3) Mid-cycle

2012-2013: A transition period in an uncertain economic environment

Based on the new perimeter of the company, objectives for 2012-2013 are:

- Divestments of €5bn
- Reduce net financial debt below €12bn[1]
- Cost reduction in 2013: gross €220m and net[2] impact on Operating Income of €120m
- Commitment on dividend policy
  - €0.70[3] per share in 2012
  - €0.70[3] per share in 2013

(1) Before exchange rates impact
(2) Net of implementation costs
(3) Subject to approval of Veolia's Board of Directors and shareholders

Beyond 2013 – New Veolia

- After its transition period, the company will present the following financial profile
  - Organic revenue growth > +3% CAGR (mid cycle)
  - Adjusted Operating Cash Flow > +5% CAGR (mid cycle)
  - Leverage ratio(1) of c. 3.0x (2)
  - Mid-term: historical payout ratio(3)
  - Cost reduction in 2015: gross impact of €450m and net(4) impact of €420m on Operating Income

(1) Net financial debt / (Cash flow from operations + principal repayments on operating financial assets)
(2) ±5%
(3) Subject to approval of Veolia's Board of Directors and shareholders
(4) Net of implementation costs

4

Divisional update

- **Industry – Denis Gasquet**
- Water – Jean-Michel Herrewyn
- Environmental Services – Jérôme Le Conte
- Energy Services – Franck Lacroix
- Transport – Jérôme Gallot

Industrial clients expect global solutions to complex needs

- Growing environmental constraints require specific competencies
- Innovative customized solutions
- Clients are focusing resources and competencies on their core businesses
- Anticipate and prevent industrial risk
- Lower production costs, especially in industrialized countries

Our strategy for industrial clients

- Standardized sector-specific solutions
- Solutions at the heart of the industrial process and founded on our own technologies
- Move from parallel business lines to integration
- Switch from a linear economy to a circular economy
- Intelligent processing of information (smart industry)
- Remuneration based on environmental performance

Our new industrial solutions

- Segmentation of our **key industrial sectors**:

High-volume industries	• Automobile • Aviation
	• Power • Oil & Gas • Steel industry • Mining • Glass • Cement
Resource-intensive industries	
Industries with valuable effluents / waste	• Petrochemicals • Pharmaceuticals • Electronics
Industries with strong corporate environmental agendas (brand image)	• Food & Beverage
	• Cosmetics

- **Our geographies:** follow our clients to **high growth areas**

Illustration: Integrated solution (water/waste management) for Shale Gas producers



Clean Treated Water Storage for Reuse
Produced / Flowback Water Storage
Reserve Pit
Frac Tanks
Flowback Collection Tanks
Gas Well Head
Recycled Frac Produced Water
Hydraulically stimulated
Horizontal drilling
Frac Flowback & Produced Water
Shale
Shale
Frac Flowback or Produced Water
Treated Water

1. Mobile water treatment (evaporation) → reuse / discharge
2. Water treatment (evaporation & crystallization) → reuse / discharge
3. Water treatment (inverse osmosis) → reuse / discharge
4. Mobile water treatment → reuse
5. Water treatment for odour control
6. Vacuum truck service
7. Remediation services
8. Solidification → landfilling

A new organization to market our integrated industrial solutions

- Creation of a Group Marketing department to drive and design the company's new transversal industrial solutions
- Key account management: mutualize commercial resources to promote and standardize our solutions for our major industrial clients
- Standardize our processes to become a global provider of environmental services to industrial clients

Our target is to increase our proportion of revenue generated from industrial clients from ~ 30% in 2010 to ~ 40% in 2014

4

Divisional update

- Industry – Denis Gasquet
- **Water – Jean-Michel Herrewyn**
- Environmental Services – Jérôme Le Conte
- Energy Services – Franck Lacroix
- Transport – Jérôme Gallot

Veolia Water: key 2010 figures



Potable water to 100 million people
Wastewater treatment for 71 million people



96,260 employees(1)



Strong references in all segments of the water market



World leader of water services

(1) As of 31 December 2010 (including 4,903 employees from the water activities of Proactiva)

Veolia Water: geographic footprint

75% of revenue[1] in 7 countries


USA: Operations and maintenance contracts
Leader in Central & Eastern Europe
France: Leader in all business segments
Korea / Japan: sole non-national player
China: Leader with 40 million people served
Top markets representing 75% of Veolia Water revenue[1]
Other markets with significant Veolia Water presence

(1) Based on 2010 revenue

Water: business overview and priorities

1 Heavy Capex Municipal
- VW shareholder of Water Cos
- Historical capital intensive business model
  - **Immediate reorganization**

2 Light Capex Municipal
- VW servicing Water Cos
- Limited / No capex needs
  - **Mid term growth driver**

3 Industry
- Focus on key account management
- 3 main target segments
  - **Short and mid term growth driver**

2011e revenue breakdown


14%
27%
59%
HCM
LCM
Ind

For all segments: differentiation through technology-based services

Heavy Capex Municipal: shareholder of a WaterCo

- Market characteristics
  - Client is public/political authority
  - Capex needed for:
    - → *acquisitions (privatization)*
    - → *building / revamping infrastructure*
- Trends and priorities
  - French market → increasing Capex intensity
  - Key priorities outside France:
    - → *Central & Eastern Europe*
    - → *China*



HCM 2010 geographical breakdown


36%
7%
11%
46%
36%
28%
15%
21%
Rest of the world (1)
China
Central & Eastern Europe
France
Revenue
Cap. Employed

France, Central & Eastern Europe and China account for ~ 65% of both revenue and capital employed in Heavy Capex Municipal

(1) Including UK operations

1

France: under pressure in recent years...

- Changes in market conditions
  - Increasing competition
  - Pressure from clients
  - Re-municipalization threat
  - Adverse legal evolution on long term contracts
- Decreasing profitability...
  - Decrease in volumes
  - Tariff reductions
  - Margin erosion
- ...partly compensated
  - Operational efficiency gains
  - New services

Change in adjusted operating cash flow YoY



50
0
(50)
(100)
(150)
€m
2008
2009
2010
2011e



1

France: future remains challenging

- For the next 3 years:
  - ~ 22% of revenue to renew
  - Continuous margin erosion

- Adapt organization to customer needs
- Improve competitiveness
- Promote differentiating innovation to avoid low cost competition

Contracts for renewal



€m
250
200
150
100
50
0
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.6%
6.5%
8.7%
6.9%
2011e
2012e
2013e
2014e
Revenue for renewal
% of France operation revenue for renewal

City	2010 Revenue (€m)	Contract end	Next negotiation
Marseille	112	2013	
Lyon	100	2016	2013
Toulouse Water Treatment	48	2020	2012
Toulouse Potable Water	42	2020	2015
Nice	36	2017	2014
Montpellier	20	2014	
Toulon	21	2019	2016

1

French reorganization: €150m recurring savings

- Reorganize France:
  - Geographical organization → specialization
- Rebuild organization to improve operational and commercial efficiency
  - Allocate more resources to business development
  - Align on new operational standards
  - Standardize organization at all levels (operational, regional and national)
- Strong push in IT implementation to standardize service
- Social agenda to be followed carefully


€m
200
150
100
50
-
(50)
(100)
2012e
2013e
2014e
2015e
2016e
Gross savings
Net savings

Central & Eastern Europe[1]: capex allocation priority

- High margin business model
- Facility upgrades to comply with EU environmental law
- Strategy:
  - Consolidation of existing operations
  - Selective development
- Experience of recent success stories: **Prague, Sofia, Bucharest**
  - Reorganization of local management
  - Reduction of leakages
  - Improvement in operational efficiency



Central & Eastern Europe(1)
1,400
1,200
1,000
800
600
400
200
0
€m
25%
20%
15%
10%
5%
0%
2006
2008
2010
2012e
2014e
Revenue (€m)
Adjusted operating cash flow margin (%)
Pre-tax ROCE (%)

(1) Includes Bulgaria, Hungary, Poland, Romania, Slovakia, Czech Republic, Turkey, Russia and Armenia

1

Germany: Berlin contract

- Public-Private Partnership: Veolia and RWE acquired 49.9% of the Water Co in 1999
- 30 year concession
- Limited capacity to extract full productivity in current organization
- Political wish to increase Land governance power
- RWE is willing to sell its shares

Simplified organization chart


Veolia
RWE
50%
50%
RVB
Berlin Land
49%
51%
BWB

China: continued organic growth

- Veolia manages installations in key economic growth locations: Shenzhen, Shanghai, Tianjin
- Successful tariff review: increases are satisfactory even though delays have occurred vs. initial business plan



7€
15€
11
40
2004
2010
Customers (m)
Average revenue per customer (€)

- Contract average duration: 24 years
- Concession average duration: 34 years

€m [1]	2009	2011e	2014e
Revenue	531	~780	~1,000
Operating cash flow - Capex [2]	(85.7)	50-100	100-150
Pre-tax ROCE (%)	2.3%	>3%	>7%

(1) Excluding VWS, SADE and Asia Pacific Structure
(2) Based on net capital expenditures



Water plant contracts
Wastewater plant contracts
Concessions
Industrial contracts
HK sludge in construction

Water and wastewater invoiced



Volumes (bn m³)
Prices (RMB/m³)
5
4
3
2
1
0
2.5
2
1.5
1
0.5
0
2002
2004
2006
2008
2010
2012e
Water volumes
Wastewater volumes
Water prices
Wastewater prices

2

Light Capex Municipal: Servicing Water Co

- Client is public WaterCo (mainly municipally owned companies)
- No/very limited Capex needs
- Key expertise:
  - Asset management
  - O&M optimization, energy optimization
  - Customer service
  - Smart networks
- Significant opportunities worldwide

- Winnipeg (Canada):
  - 700,000 inhabitants
  - Operation and capital project management for all the wastewater facilities for 30 years
  - Very low risk profile contract
- New York (USA):
  - 835,000 consumers
  - Operational excellence program in 2 steps: evaluation & recommendation (2012), then implementation (4 years)
  - Fixed fee + incentive based compensation based on savings
- Jenets (Japan):
  - 100% owned subsidiary
  - Meter reading and billing, payment collection, billing system development
  - Profitability increases with duration of contracts and extension of the scope

Light Capex Municipal: Technologies & Networks

- Client is public Water Co
- Technology driven strategy
- Several projects in emerging markets
- Global resilience for the technologies and networks activities
- VWS bookings suffered from the cut in desalination projects in the Middle East during the economic crisis

VWS Bookings



€m
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2007
2008
2009
2010
2011e
2012e
Industrial activities
Municipal activities without Sidem
SIDEM (Marafiq, Fujairah, Ras Laffan)

SADE Bookings



€m
2,000
1,600
1,200
800
400
0
2007
2008
2009
2010
2011e
2012e

3

Industry: 3 main target segments

- Clients are blue chip industrial companies
- Technology driven strategy
- 3 main sub-segments:
  - Industries with heavy volume & tough environmental constraints like Oil & Gas, Mining and Power
  - Industries with strict corporate water agenda like Food & Beverage and Cosmetics
  - Industries with valuable effluents i.e. raw material recovery like Petrochemicals or energy/biogas content like Breweries
- Geographies are countries where the targeted industries operate, i.e. often emerging/booming economies




L'ORÉAL
欧莱雅



Our strategy is to follow our industrial clients to their countries of operations (i.e. mostly emerging countries)

2012 Agenda

- Convergence plan with recurring savings in progress
- Stricter investment selection process
- Divestment program: UK Regulated, Southern Europe
- Reorganize French operations
- Concentrate Heavy Capex Municipal on Central Europe and China
- Boost Light Capex Municipal
- For industry, promote technologies and services driven strategy in key identified business segments

4

Divisional update

- Industry – Denis Gasquet
- Water – Jean-Michel Herrewyn
- **Environmental Services – Jérôme Le Conte**
- Energy Services – Franck Lacroix
- Transport – Jérôme Gallot

Veolia Environmental Services: key 2010 figures



€9.3bn revenue

Woodlawn landfill (Australia)



84,740 employees(1)

High Performance sorting facility in Ludres (France)



Collection services for 87 million people
810,000 client companies

Incinerator of Sheffield (UK)



42 million tons of waste collected
13 million tons of waste recycled
7.5 million MWh of energy(2) sold

From used cooking oil to biodiesel (Limay, France)

(1) As of 31 December 2010 (including 6,567 employees from the waste activities of Proactiva)
(2) Thermal energy and electricity

Veolia Environmental Services: geographic footprint
77% of revenue[1] in 4 countries



UK: leading position due to the development of PFIs
Germany: strong presence especially in recycling
France: Innovative leader in all segments
US: solid presence in all segments but incineration
Top markets representing 77% of VES' revenue(1)
Other markets with VES presence

(1) Based on 2010 revenue

VES is the only global operator offering a complete range of waste management services



INPUT
Municipal Waste
Commercial & Industrial Waste
Hazardous Waste
SERVICES
Municipal Services
• Street cleaning
• Sewage cleaning
On-site Industrial Services
• On-site sorting, recycling, treatment
• On-site collection
• Industrial cleaning
• On-site HW management
• Industrial maintenance
• Remediation
LOGISTIC
Traditional Collection
Pre-sorted Collection
Drop-off Center
C&I Collection
TRANSFERT STATION
Recyclable Collection
HW Collection
GROUPING PLATFORM
WASTE TREATMENT
Composting Facility
Sorting & Recovering Facility
Landfill
Waste-to-Energy
HW Treatment (Incineration, PC, Bio…)
Stabilization & Landfill
Recycling Unit
OUTPUT
Agricultural fertilizers
Secondary raw materials
Paper, Wood, Plastic, Metal…
Refuse Derived Fuels (RDF)
Energy
Secondary raw materials
Oil, Solvent, Noble Materials, Catalyzer

From waste elimination to recovery

- **Only 25% of worldwide waste is recovered** as materials or energy
- Depleting natural resources, environmental problems and **rising commodities and energy prices**
- Our market is driven by regulation:
  - **Environmental taxes** leading to the progressive decline of landfilling
  - **Progressive move from landfilling to recycling**
- Market transformation is **variable per country**



Worldwide waste (in bn tons)
-73%
3.7
-26%
2.7
1.0
Municipal waste
1.8
1.2
C&I waste
1.4
1.2
Hazardous waste
0.5
0.3
1.0
Waste production
Waste collection
Waste recovery (materials or energy)

Source: World Waste Survey 2009



Regulation/awareness evolution
Pre-vention
Re-use
Recycling
Waste-to-energy
Landfill disposal

More exposure to economic cycles and materials prices

Correlation to economic cycles

- Waste market size is driven by
  - Industrial output
  - Domestic consumption

Industrial output and VES revenue
Quarterly growth rate (in %) vs previous year



(%)
20
10
0
-10
-20
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
VES growth rate of consolidated sales
Industrial output (weighted average France, UK, US and Germany)

Source: OECD

Exposure to fluctuating materials and energy prices

- VES is becoming a sizeable materials and energy supplier
- Increasing prices are an opportunity, but volatility has to be managed
- Sensitivity of adjusted operating cash flow to recycled materials price fluctuations around 20%

Raw material prices (base 100 in FY 2000)



(%)
800
600
400
200
0
Jan-00
Dec-01
Nov-03
Oct-05
Sep-07
Aug-09
Jul-11
Aluminum
Oil
Copper
Paper

Source: INSEE

Veolia Environmental Services strategy

Strategic questions	Key priorities
• Progressive decline of landfilling • Recycling business models • Transition to a higher recovery content exposed to material and energy price fluctuation	1. Transform our business, from elimination to recovery, at the right pace in each geography 2. Develop hazardous waste activities and complementary industrial services
• Commoditization of municipal collection business	3. Adapt collection activities

1

From waste elimination to resource recovery

- VES is in a leading position to benefit from the market transformation
  - Technology lead in recovery
  - Effective recovered paper trading organization
  - Exposure to landfilling decline smaller than competition
- Staying nimble: transition at the right pace in each geography
- Materials and energy price fluctuations must be managed
- Develop partnerships with industry players for material and energy recovery






TOTAL
VEOLIA
ENVIRONNEMENT

2

Develop hazardous waste activities

- An industrial business with industrial clients
  - Complex expertise and high barriers to entry
  - Valuable waste, can be transported for treatment
- A capital intensive activity with high return on capital
- Our strategy:
  - Develop various recycling processes
  - Integrate our European operations
  - Follow our clients to high growth areas
- Our new frontiers:
  - Treatment of upper-end hazardous waste
  - Develop partnerships with industry players
  - Change pricing models
  - Industrial ecology



Nickel recovery



From used cooking oil to biodiesel

3

Adapting the collection business

- Commoditization of collection:
  - Low barriers to entry
  - Declining volumes
  - Strong pricing pressure

→ **Increased importance of technological and data content**

- Municipal: real value in smart collection
  - Incentive schemes: pay per weight / lift
  - Pneumatic collection
  - Mono-operator side loader collection
  - Deposit points
- C&I: real value in quality of service and client relationship
  - Industrial optimization (Onboard IT systems, PaperLessTruck)
  - Data collection and feedback to client







Case study: PFIs in the UK

- Privatization of municipal waste treatment infrastructure → remaining opportunities
- Long-term contracts (25 years):
  - Integrated waste to materials and energy recovery
  - Treatment exclusivity
  - Guaranteed volumes
  - Electricity sold on the open market (30% of revenue)
- Two main strategic interests:
  - Municipal waste treatment exclusivity
  - C&I position consolidation
- High return on capital employed
- VES leads the PFI market (12 contracts signed to date)



Sita
Aberdeen
Veolia
Dundee
Edinburgh
Newcastle upon Tyne
Carlisle
Darlington
Competitors
Liverpool
VES
Nottingham
Ipswich
Cambridge
Swindon
London
Ashford
Viridor
Southampton
Poole
Plymouth



France: VES is a leader

- VES is a leader with a 20% market share, strongly positioned on resource recovery
- Recycling is the main growth driver
- Increased competition, especially in collection
- Demanding recycling targets set by "Grenelle de l'Environnement"

2011 Performance

- Strong commercial dynamic: renewal rate of 87%, €110m commercial gains
- Treatment: good progression of the recycling and landfilling activities
- Hazardous waste: strong growth (+17%)

Strategic priorities

- Improve cash generation
- Promote innovation
  - Smart collection
  - Materials and energy recovery
- Reinforce leadership in hazardous waste

Revenue 2010: €3.3bn



Others 9%
Munic. Collection 19%
Landfilling 9%
Incineration 12%
C&I Collection 15%
Hazardous Waste 9%
Recycling 27%



Revenue (€m)
3,800
3,400
3,000
15%
14%
13%
12%
11%
Margin (%)
2008
2009
2010
2011e
Revenue
Adj. Operating Cash Flow margin

Good commercial dynamic

- During the crisis, we reinforced our commercial efforts, which have produced good results for **municipal customers** since 2009:

2010 Commercial Balance(1) (annual revenue)



Contracts to be renewed
Lost contracts
Renewed contracts
New contracts
Commercial gains
€290m
€70m
76%
€220m
€155m
€375m

YTD 2011 Commercial Balance(1) (annual revenue)



Contracts to be renewed
Lost contracts
Renewed contracts
New contracts
Commercial gains
€142m
€22m
84%
€120m
€145m
€245m

(1) Fance, UK, Germany and United States

Solid track record in cost adjustments

- Starting at the end of 2008, VES was heavily impacted by the economic crisis
  - Sharp drop in waste volumes (around 10% drop in industrial waste)
  - Worldwide crash in recycled materials prices
- VES implemented a drastic adaptation plan:

Cost cutting

Adaptation of the cost structure to the level of the activity – lower break-even

- *Staff reduction in North America, UK and France*
- *Specific restructuring in Germany*
  - → Now stabilized so that we can intensify business development efforts and continue to improve profitability
- *Efficiency measures (terminated loss-making operations, waste internalization, SG&A, etc.)*
  - → 2009: €198m savings
  - → 2010: €61m savings

CAPEX control

Strong selectivity of growth capex and strict control of maintenance capex

- → 2009: €340m capex reduction vs. 2008
- → 2010: capex stabilization despite the growth of our activity

2012 Agenda

- Slowdown of the economy
  - Adaptation to a possible severe economic downturn (ability proven in 2008)
- Decrease of materials prices during H2 2011 expected to continue in 2012
- Cost savings plan in motion
- Controlled capital expenditures: investments at 2010 level, with increased PFI investment
- Divestment of US solid waste operations and reorientation of our US activities towards industry
  - Hazardous waste and industrial services in synergy with water industrial activities

4

Divisional update

- Industry – Denis Gasquet
- Water – Jean-Michel Herrewyn
- Environmental Services – Jérôme Le Conte
- **Energy Services – Franck Lacroix**
- Transport – Jérôme Gallot

Veolia Energy: key figures



900 urban/ local heating and cooling systems
88 000 MW Thermal heating
7500 MW of electricity Generation
120 000 energy facilities Managed



53,457 employees[(1)]



7m tons of CO_2 saved per year



#1 in Europe

(1) As of 31 December 2010

Veolia Energy: geographic footprint
82% of revenue(1) in 8 countries



North America: growing position in District Heating Networks
UK and Nordics: industrial utilities and energy services
Central Europe and Baltic countries: District Heating network leader
France: strong presence in all market segments
China: growing position in District Heating Network
Top markets representing 82% of Veolia Energy revenue(1)
Other markets with Veolia Energy presence

(1) Based on 2010 revenue

Veolia Energy's market: Local Energy



COUNTRY
REGION
SITE
Primary energy (coal, oil, gas) and Grid Power Supply
Local Energy Production
Heat, Steam..
2
Biomass, Geothermal
thermal
Energy Services
power
Local Energy Production
District network
1
3
Waste incin, industrials

Veolia Energy business development models


Networks
Industrial Utilities
Energy Services
Installations Soft FM

CO_2 trends

Context

- Change of European regulations
  - Progressive decrease of free quotas assigned (0 expected in 2027)
  - Most actors, including Dalkia, will move from a seller to a buyer position
- Strong uncertainty on the CO_2 price

Price (€/t)


35
30
25
20
15
10
5
-
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11

Source: Dec.2011 ICE ECX closing price

Strategic impact

- Energy efficiency remains the core of our strategy: 7,1 Mt GHG emissions saved in 2010
- CO_2 is a part of fuel price: its rise should not alter profitability
- No risk-taking on the price of CO_2
  - « pass-through » formula on most of the contracts

France:
a strong presence in 3 activities



Others
10%
Networks
31%
Services
36%
23%
Industry

France



3,600
3,200
2,800
8%
7%
6%
2008
2009
2010
2011e
Revenue
Adj. Operating Cash Flow margin

Efficiency plan

- Efficiency plan engaged: operations and SG&A (10% of 2012e adjusted operating cash flow)
- Pilot of Energy Management Center

Capture strong opportunities

- High commercial activity on all segments
  - more than 7,600 contracts awarded in 2010 ;
  - net revenue growth: €98m
  - retention rate: 80%
  - average contract length: 12 years
- Capture expected strong growth of District Networks



X 2
Power
Thermal
CHP gaz
NRE
CHP gaz
Fossil fuels
2010
2020

- Develop energy efficiency activity in Industrial and Buildings with NRE and new EPC model
- Leverage additional synergies with EDF

Central and Eastern Europe: proven value creation


Energy services
11%
Industrial Utilities
22%
67%
Networks

Central and Eastern Europe [(1)]


€m
2,500
2,000
1,500
1,000
500
0
30%
25%
20%
15%
10%
5%
0%
2006
2008
2010
2012e
2014e
Revenue (€m)
Adjusted operating cash flow margin (%)
Pre-tax ROCE (%)

District Network value creation model


Initial Adj. operating cash flow
Performance plan Synergies
Organic growth Network restructuring
Energy Mix Optimization CHP
Greener production Ancillary Services
Final Adj. operating cash flow

Efficiency plan

- Integration of new operations
- Increase profitability
- Optimize investment programs: eg regulatory environmental refurbishments
- Program to reduce fixed costs

A promising growth platform

- Win new contracts in expected privatizations

(1) Includes Bulgaria, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovakia, Czech Republic, Turkey, Russia

Italy: under strategic review

Situation assessment

- Fast external growth / insufficient integration
  - 2006-2007: private residential
  - 2008: property management ; Telecom
- Harsh competition due to crisis ; strong decrease of works market
- Change in legislation delaying expected growth drivers (biomass CHP)

Priority: restore profitability

- Accelerated integration of acquired companies
- Reduction of cost basis
- Organization focused on 3 business lines
  - Health/tertiary
  - Industry
  - Telecom

Industrial markets: focus on high value offerings in targeted verticals

A wide rang of services

eco·UTILITÉS INDUSTRIELLES

Utility production


Waste energy recuperation
UTILITIES
PROCESS
BUILDING

Process Energy management

Building Energy management

GARANTIE PERFORMANCE ENERGÉTIQUE & ecoCARBONE

Key priorities

- Focus on value-added offerings
  - Result based contracts
  - Technical value
- Select verticals
  - Food & Beverage, Pharma, Cosmetics, Automotive, Paper
- Levers
  - Improve notoriety
  - Fuel sourcing
  - Technical expertise
  - Leverage power generation assets
- Capture synergies with EDF

Reinforced partnership project with EDF: synergies at the core of our 3 activities

Issues	Objectives
Development of CHP and district networks consistent with national energetic systems	Increase value creation of local energy vs global system
Coordination of centralized / decentralized energy	Leverage curtailed energy through global power market
Development and monetization of energy efficiency (territory, facilities, industry)	Build the best energy mix at local level (territorial or industrial)
Development of new offers and gaining new clients	Optimization of industrial operations

2012 Agenda

- Macro impact on activity should be limited
  - Expected resilience of energy prices is favorable to energy efficiency activity
  - Environmental bonus schemes could be more focused and volatile: required agility to capture opportunities

- In 2012, we will strengthen our results on:
  - Implementation of 2011 commercial successes
  - The effects of the stringent cost efficiency measures
  - Commercial focus on core activities and geographies
  - Divestment of non-core businesses

4

Divisional update

- Industry – Denis Gasquet
- Water – Jean-Michel Herrewyn
- Environmental Services – Jérôme Le Conte
- Energy Services – Franck Lacroix
- **Transport – Jérôme Gallot**

Veolia Transdev key facts



13 transportation modes



3.3bn passenger trips/year
88% revenue with public authorities



1,900 rail vehicles, 985 LRT
60,000 bus and coaches



110,000 employees[1]
Mostly blue collar (only 4.2% of executives)

(1) Headcount post-merger, FTE data not available for Transdev

Veolia Transdev: geographic footprint
74% of revenue[(1)] in 4 countries


North America: solid market position in Transit and on-demand. Growth on Transit conversion and On demand.
Europe (excluding France): solid market position in Benelux and Germany. Growth benefiting from liberalization of rail market and our advances in transportation on–demand
France: strong and innovative domestic presence. Rail opening expected
Asia Pacific: Focused development in attractive markets (growing economy, proven record
Top markets representing 74% of Veolia Transdev revenue(1)
Other markets with Veolia Transdev presence

(1) Based on 2011e revenue

Veolia Transdev: change in shareholding in order to adapt to a market evolving quickly

- VTD has an ambitious transformation plan, which requires significant investment to support its growth strategy
  - Growing markets with more and more capex requests
    - → *Rail*
    - → *On Demand*
  - Impact of infrastructure needs in urban markets

- Our transformation plan and strategy are built to face these challenges
  - A successful merger
  - Improving our performance
  - Transforming our portfolio of businesses and economic models

Veolia Transdev: a transforming merger

- Closing on March 3rd, 2011
- A merger going forward as scheduled
  - Since closing: joint organization and IRP process
  - May/June 2011: workshops on the strategic plan
  - Aug/Sept 2011: full operational merger
  - Oct 2011: performance plans in France and in every country
  - Dec 2011: new corporate and France organization
  - Dec 2011: legal merger
- Synergies: €60m within 2 years

- An ambitious industrial project, with significant assets
  - Tramway / Bus Rapid Transit
  - Rail
  - On-demand
  - Digital innovations
- A delicate economic starting point
  - Low margins / ROCE
  - Difficult contracts


VEOLIA
Naissance du premi

Priority goes to improve our profitability

Action plans with targeted savings of €190m within 3 years

Actions on performance

Action	Target
1- Synergies	€60m within 2 years
2- Performance and efficiency plans	€80m within 3 years
3- Turnaround of non profitable contracts	€50m within 3 years

Veolia Transdev strategy

- Improve performance in main countries and core businesses
  - Synergies
  - Performance Plans
  - Turnaround non profitable contracts
- Focused strategy on selected countries and businesses
  - Consolidate our 4 main key areas: France, the Netherlands, Germany, USA
  - Develop UK, Asia and Australia
  - Divest countries + other activities (~ 9-10% of global revenue) in 2012-2013
- Progressively transform our business portfolio
  - Strong growth in on-demand services, and in rail
  - Selective growth in intermodal contracts in our main countries ; focus on complexity and innovation







5

Conclusion

Conclusion

Transformation

Accountability

Realism

A refocused, more reactive and efficient new Veolia, with enhanced financial flexibility and well positioned to capture highly profitable organic growth opportunities